FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Board of Directors’ Meeting of Cosan Limited held on December 15, 2009

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer’s ID (CNPJ): 50.746.577/0001-15
Company Registry (NIRE): 35.300.177.045

Minutes of the Board of Directors’ meeting
Held on December 15, 2009

1.           Date, Time and Venue: December 15, 2009, at 03:30 p.m., at the Company’s administrative offices at Avenida Juscelino Kubitschek, 1726, 6º andar, in the city and state of São Paulo.

2.           Attendance:  All members of the Company’s Board of Directors, namely: Rubens Ometto Silveira Mello, Chairman, Pedro Isamu Mizutani, Vice-Chairman, Burkhard Otto Cordes, Marcelo Eduardo Martins, Serge Varsano (represented by Rubens Ometto Silveira Mello) Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize and Roberto de Rezende Barbosa, Board members. All members attended the meeting via conference call, as provided for in Paragraph 2 of Article 20 of the Company's Bylaws.

3.           Call Notice: The call notice was waived in view of the attendance of all Board members.

4.           Presiding: Chairman: Rubens Ometto Silveira Mello; Secretary: Maria Rita Drummond.

5.           Agenda: The Chairman declared that the purpose of the present meeting was to decide on the following agenda: (i) to authorize the Company’s capital increase through the issue of 655,194 new common shares, with no par value; (ii) to authorize management to increase the capital stock of RADAR PROPRIEDADES AGRÍCOLAS S/A by R$ 4,300,000.00, through the subscription of new shares; (iii) to establish the compensation of the Chairman of the Board at R$30,000.00 (thirty thousand Reais); and (iv) to authorize the Company to execute a hedge transaction totaling US$ 300,000,000.00 with Banco Standard de Investimento S/A and Morgan Stanley.

6.           Resolutions taken unanimously and without restrictions: After discussing the matters, the members of the Board decided unanimously and without restrictions:

I) To increase the Company’s capital by R$ 4,833,995.34 through the issue of 655,194 new shares, thereby raising the total from R$ 4,536,415,224.43 to R$ 4,541,249,219.77, within the limit of authorized capital, in accordance with Article 6 of the Bylaws; the number of shares representing the Company’s capital increased from 396,733,595 to 397,388,789 due to: (i) the exercise of 140,000 subscription warrants, totaling 84,000 new shares; and (ii) the issue of 571,194 new common shares, with no par value, under the Company’s stock option plan due to the exercise of said options by the eligible executive officers, at an issue price of R$ 6.11 per common share, in accordance with the Option Plan. This capital increase is hereby approved with the exclusion of existing shareholders’ preference rights in the subscription of new Company shares, in accordance with Article 171, Paragraph 3 of the Corporation Law (Law 6404/76).

II) To authorize management to increase the capital stock of RADAR PROPRIEDADES AGRÍCOLAS S/A by R$ 4,300,000.00, through the subscription of new shares.

III) To establish the compensation of the Chairman of the Board, Rubens Ometto Silveira Mello, at R$30,000.00 (thirty thousand Reais).

IV) In view of the execution of the Pre-Export Facility transaction between the Company and a pool of banks led by Banco Calyon, London Branch, management is hereby authorized to take all the necessary measures to execute the hedge transaction with: (a) Banco Standard de Investimentos S/A, in the amount of US$ 100,000,000.00; and (b) Banco Morgan Stanley S.A. in the amount of US$ 200,000,000.00.

7.Closure: There being no further matters on the agenda, the Chairman adjourned the meeting and these minutes were drawn up, read, found to be in compliance and signed by all those present in the appropriate book of records. São Paulo, December 15, 2009. (signatures) Rubens Ometto Silveira Mello - Chairman, Pedro Isamu Mizutani - Vice-Chairman, Burkhard Otto Cordes, Serge Varsano (by proxy Rubens Ometto silveira Mello), Marcelo Eduardo Martins, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Pedro Luiz Cerize, Marcelo de Souza Scarcela Portela – Board Members, and Maria Rita Drummond Secretary.

This is a free translation of the original minutes drawn up in the Company’s records.

São Paulo, December 15, 2009

Maria Rita Drummond
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	December 16, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer